Exhibit 21.1

SIGNIFICANT SUBSIDIARIES OF CIVEO CORPORATION

Name of Entity	Jurisdiction of Organization

Civeo Canada Limited Partnership	Alberta, Canada
Civeo Holding Company 1 Pty Ltd	Australia
Civeo Holding Company 2 Pty Ltd	Australia
Civeo Management LLC	Delaware, U.S.
Civeo Pty Ltd	Australia
Civeo USA LLC	Delaware, U.S.
Action Industrial Catering Pty Ltd	Australia
Civeo Property Pty Ltd	Australia